POWERNOVA TECHNOLOGIES CORPORATION

#1010, 207 West Hastings Street

Vancouver, BC

V6B 1H7

Tel:  604.734.7488

April 29, 2010

MANAGEMENT DISCUSSION & ANALYSIS

This discussion and analysis should be read in conjunction with our interim consolidated financial statements and the accompanying notes for the nine months ended February 28, 2010, as well as our audited consolidated financial statements and accompanying Management Discussion & Analysis for the year ended May 31, 2009, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts in the financial statements and this discussion and analysis are expressed in Canadian dollars, unless otherwise indicated.

FORWARD LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to PowerNova Technologies Corporation that are based on the beliefs of our management as well as assumptions made by and information currently available to us.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to our company or our management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of our exploration properties.  Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or our achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Overview

PowerNova was incorporated in British Columbia on October 6, 1986 under the name “Aqua 1 Beverage Company Inc.”.  On September 11th, 2003 we changed our name to “PowerNova Technologies Corporation”.   Our shares were previously listed on the TSX Venture Exchange (“TSX”) until June 20th, 2003, when our shares were delisted for failure to pay the TSX’s annual sustaining fees.  We elected not to pay the sustaining fees as our preference is to obtain a listing on the NASD Over-The-Counter Bulletin Board (“OTC BB”).

The cease trade orders issued against our shares by the British Columbia Securities Commission on October 26, 2004 and by the Alberta Securities Exchange on November 21, 2003 for failure to file our audited financial statements for the year ended May 31, 2004 have now been been revoked.  We filed our audited financial statements for the years ended May 31, 2004, 2005, 2006, 2007 and 2008, as well as the quarterly financial statements for the first three fiscal quarters of fiscal 2008. We also filed the corresponding Management

Discussion & Analysis for each such period, as well as the required certifications from the Chief Executive Officer and the Chief Financial Officer.

In October 2003 we agreed to acquire all of the shares of Hydrogen Production Technologies Corporation (“HPTC”), a newly incorporated British Virgins Island company beneficially owned by Dr. Avtandil A. Koridze, our Vice-President and a director, and Mr. Bakytzhan Oralbekov, our President and a director.  HPTC owned the intellectual property rights to a hydrogen production technology (the “Process”).  The intellectual property rights that HPTC had in the Process were assigned us for $1.00 on November 5, 2005.

As consideration for the shares, we issued an aggregate of 20,000,000 common shares to Dr. Koridze and Mr. Oralbekov and agreed to issue a further 9,000,000 common shares upon our company achieving revenues of $10,000,000 as a direct result of the commercialization of the Process, provided such revenues are achieved with ten years of completion of the acquisition.  This incentive bonus expires on October 30, 2013.  In June 2005, patent number 6,909,009 B2 entitled “Alkane and Alkane Group Dehydrogenation with Organometallic Compounds” was issued for the Process by the United States Patent and Trademark Office in the name of the inventor, Dr. Avtandil Koridze, and we acquired all right to the United States patent number 6,909,009 B2 in consideration of $1.00.

Hydrogen Production

Hydrogen can be used to power fuel cells in motor vehicles, residential and industrial stationary power plants and battery powered consumer products.  Abundant in the universe, hydrogen combines with other elements to form compounds and is produced by separating the elements that it is attached to.  In industrial applications, high temperature steam (between 700 – 900o C) separates hydrogen from carbon atoms in natural gas (CH4).  This method of hydrogen production is called steam reforming.

Other than steam reforming, coal gasification and electrolysis of water, there are currently no commercially viable hydrogen production technologies in the consumer or mass market.

We believe that hydrogen powered fuel cells could be utilized in the future.  However, hydrogen gas is expensive to produce and is not widely available.  Hydrogen is also difficult to store and low in energy density thereby commonly requiring large, bulky storage tanks.

Our approach to hydrogen production utilizes a unique process that overcomes some of the inherent drawbacks of conventional steam reforming. Steam reforming requires a much higher reaction temperature than the reaction proposed by our Process (between 700 – 900o C versus less than 200o C). This higher temperature requires more energy to be used and is therefore more expensive than a lower temperature reaction.

Although still in development, we expect that our Process may produce hydrogen in a process significantly less costly than steam reforming while at the same time eliminating carbon dioxide emissions from the vehicle.  In particular it is our goal through research, testing and development to prove the commercial viability of our patented process incorporating the following advantages:

•

hydrogen production in a significantly lower temperature chemical reaction than current industry standards;

•

hydrogen production from hydrocarbons such as gasoline; and

•

hydrogen production from gasoline eliminating the need for a new infrastructure for the delivery and storage of hydrogen.

We anticipate that upon completion of our research and development, the Process may produce hydrogen from fuel in a low temperature reaction (about 200 degrees Celsius).  It is our belief that the Process, if proven commercially viable, may enable the efficient production of hydrogen by a chemical reaction that has zero carbon dioxide emissions.

In automotive applications, a key issue is storage. Hydrogen is a gas at normal temperatures and can be compressed and stored in cylinders to overcome volume related limitations.  It can also be kept as a liquid at temperatures of minus 423.2 degrees Fahrenheit (-423.2oF or -253oC).  When cooled to a liquid state, this low-weight fuel takes up 1/700 as much space as it does in its gaseous state.  This leads to other problems as the size, volume and temperature requirements for the storage of hydrogen are not yet practical in small scale applications such as motor vehicles.  The lack of a distribution system for hydrogen as a transportation fuel, further adds to these challenges.  Also, safety is a critical issue as hydrogen is highly volatile.  “Direct hydrogen”, or refueling with direct hydrogen, is one option that can be used to overcome the safety issues.  Storing hydrogen as a liquid is a difficult process because the hydrogen must be cooled to -423.2o F.  Refrigerating hydrogen to this temperature uses the equivalent of 25% to 30% of its energy content, and requires special materials and handling.  This makes this option impractical due to efficiency and distribution issues.  Additionally, for hydrogen to be competitive to traditional sources of energy, especially on board vehicles, the system must be refueled simply and quickly.  We believe that our Process may produce hydrogen on demand such that refueling is not an issue to the consumer.  Because our Process may use gasoline as a source of hydrogen, the existing infrastructure for the storage and delivery of gasoline may be used for our Process.  Using the existing infrastructure may result in a lower cost of hydrogen than competitive technologies which may have to build a new infrastructure for the production, storage and delivery of hydrogen.

The direct hydrogen option also has limitations due to safety concerns and volumetric constraints associated with on-board storage systems.  We believe that on-board fuel processing is the practical alternative.  A major benefit is that on-board processors utilize the existing fuel infrastructure and are a practical approach.

Our Process is not commercially viable at this time.  We intend to continue research and development and our goal is to have the Process include the following benefits:

•

Low temperature conversion:  If and when the Process is proven to be commercially viable, the Process’ operating temperature should be between 150o – 200o C, which is significantly lower than current industry standards.

•

Emissions:  If and when the Process is proven to be commercially viable, the only by-products of the chemical reaction of the Process are hydrogen and alpha-olefins.  Therefore, there will be no greenhouse gas emissions using the Process.

•

Cost:  If and when the Process is proven to be commercially viable, the cost savings would include the following:

▪

lower energy input to produce hydrogen;

▪

use of existing infrastructure for refueling motor vehicles; and

▪

on-board and on-demand hydrogen production would become a more feasible system for motor vehicles.

•

Efficiency:  If and when the Process is proven to be commercially viable, the Process should be efficient enough to be cost competitive with competing fuel sources.

Our Process, if proven successful, also may have applications in other industries, including conventional petroleum and natural gas processing.  Linear alkanes are by-products from both these processes, but because of their low value they are simply used as a fuel.  However, with our Process, a simple, low temperature conversion of the linear alkanes to alkenes plus hydrogen may be possible. Alkenes are of much higher value since they are the precursors to many chemicals and polymers.  In addition, the production of hydrogen from this step would give refiners the ability to process greater quantities of heavy crudes.  The supply of hydrogen to refineries is of increasing importance as world stocks of light crudes decline and heavy oil production (e.g. the Canadian oil sands) increases significantly.

Over-The-Counter Bulletin Board Listing Status

We have filed Form 20-F Registration Statement with the Securities and Exchange Commission and are now reporting in the United States as a “foreign private issuer”.

We intend to retain a market maker to make an application with The Financial Industry Regulatory Authority (FINRA) to list our securities on the OTC Bulletin Board.

Plan of Operation

Research and Development Work

Our goal is to complete our research and development work.  This work involves the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes.  We believe that if this catalyst is discovered the resulting formulation may make available the catalyst required for the commercial production of hydrogen.  The goal of the catalyst is create a chemical reaction to break the bond between hydrogen and carbon in hydrocarbons so that the by-products of the reaction may be used in commercial applications. Establishing a firm completion date for the research and development is currently unrealistic due to the nature of the work involved.  The inventor of the Process is doing pioneering work in these chemical processes and thus cannot determine when he will finish.

This work is being conducted in Russia at the Russian Academy of Sciences in Moscow and at the State University of Tbilisi under the direction of Dr. Avtandil Koridze, our Vice President.  The technical challenge of achieving a commercially viable chemical catalyst to produce hydrogen and alpha-olefins is being addressed by the research and development program lead by Dr. Koridze, our Chief Technology Officer, Vice President of Research and Development, and the inventor of the Process.

Tests on the Process

After successful completion of the research and development work, our next goal is to complete the tests on the Process.

Evaluation by Independent Source

If our research and development is successful, and there is no guarantee that it will be successful, we plan to have the results evaluated by an independent source to determine the commercial feasibility of the process.  We have already contacted Nexant Chemsystem, a consulting firm that specializes in working with clients engaged in the energy market and described our work to them.   Based on these discussions, representatives of Nexant Chemsystems have expressed an interest in examining the results.

Prototype

After successful testing of the Process, our goal would be to establish a prototype of the Process.

Issuing License for Commercial Production

After the successful establishment of the prototype, our goal would be to commence issuing licenses to industrial customers.

Summary of Quarterly Results

Description	Three months ended Feb. 28, 2010 $	Three months ended Nov. 30, 2009 $	Three months ended Aug. 31, 2009 $	Three months ended May 31, 2009 $	Three months ended Feb. 29, 2009 $	Three months ended Nov. 30, 2008 $	Three months ended Aug. 31, 2008 $	Three months ended May 31, 2008 $
Net Revenues	0	0		0	0	0		0
Income or loss before other items
Total	(28,971)	(6,993)	(17,337)	(16,328)	(12,504)	(17,622)	(14,402)	(30,794)
Net income or loss for period
Total	(28,971)	(6,993)	(17,337)	(10,193)	(12,504)	(17,669)	(14,402)	(31,909)
Per share	(0.001)	(0.001)	(0.001)	(0.001)	(0.01)	(0.001)	(0.001)	(0.01)

Liquidity and Capital Resources

At February 28, 2010, we had cash of $(38) compared with $91 at May 31, 2009.  Our current cash and cash equivalents are not sufficient to meet our cash requirements for the next twelve months or to continue with our research and development of the Process.  We will require additional financing to fund our administrative expenses and to carry on with our research and development.  We have historically satisfied our capital needs primarily by issuing equity securities or by loans from related parties.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  Any additional funds raised will be used for general and administrative expenses and to carry on with our research and development.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Results of Operations

For the nine months ended February 28, 2010 we reported a net loss of $53,301 or $0.001 per common share.  The net loss for the nine months ended February 28, 2009 was $40,027 or $0.001 per common share.  The decrease in the net loss during fiscal 2009 was mainly due to increased legal and accounting fees incurred during fiscal 2008 as a result of our efforts in bringing the company back into good standing with the regulatory authorities in British Columbia and Alberta.

Revenues for the nine months ended February 28, 2010 were $Nil compared with $Nil for the nine months ended February 28, 2009.  Revenue from the sale and licensing of our hydrogen production technology is not expected until the research and development program has been completed successfully.

General and administrative expenses were $53,301 for the nine months ended February 28, 2010 compared with $32,024 for the nine months ended February 28, 2009.

Transactions with Related Parties

During the nine month period ended February, 2010, officers and directors made contributions to capital for management fees in the amount of $13,500 (2009 - $13,500) and rent in the amount of $4,500 (2009 - $4,500).

As at February 28, 2010, the amounts due to related parties include $178,809 (2009 - $220,786) due to shareholders and/or officers/directors.

During the nine month period ended 28 February 2010, we issued 3,758,868 shares at $0.02 per share to a director and a 10% shareholder by way of a settlement of debts in the aggregate amount of $77,177.

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

Directors and Officers

Our Board of Directors is as follows:

Dr. Avtandil Koridze

Stuart Lew

Chris Tay

Hans-Christian Behm

John Patrick Nicol

Our officers are:

Stuart Lew

President and Chief Executive Officer

Chris Tay

Chief Financial Officer and Corporate Secretary

Dr. Avtandil Koridze

Vice President and Chief Technology Officer

Our audit committee consists of:

Chris Tay

Hans-Christian Behm

John Patrick Nicol

Share Capital

Our authorized share capital consists of 50,000,000 common shares without par value.  As of April 28, 2010, the total number of issued and outstanding common shares is 44,754,043 common shares.

During the nine months ended February 28, 2010 a total of 1,000,000 shares were issued by way of a settlement of debt in the amount of $20,000.  There were no shares issued during the nine months ended February 28, 2009.

During the nine months ended February 28, 2010 and the nine months ended February 28, 2009 no stock options were granted or outstanding.  As at February 28, 2010, the Company received $34,670 related to the exercise of 229,276 share purchase warrants.  No share purchase warrants were exercised during the nine months ended February 28, 2009.  The following share purchase warrants were outstanding at February 28, 2010:

Number of warrants	Exercise price $	Expiry Date
1,725,773	1.00	October 9, 2010
2,190,724	0.18	October 9, 2010
170,335	1.00	August 15, 2010

The 1,725,773 share purchase warrants expiring on October 9, 2010 can be converted into one common share at a price of $1.00 per share.  The 2,190,724 share purchase warrants expiring on October 9, 2010 can be converted into one common share at a price of $0.18 per share.  During the year ended May 31, 2007, we amended the expiry dates of all these share purchase warrants to October 9, 2010 from October 9, 2006.

The 170,335 share purchase warrants expiring on August 15, 2010 can be converted into one common share and one share purchase warrant which entitles the holder to acquire an additional common share at a price of $1.00 per common share.  During the year ended May 31, 2007, we amended the expiry date of these share purchase warrants to August 15, 2010 from August 15, 2007.

The 1,725,773 and 2,190,724 share purchase warrants outstanding at February 28, 2010 excludes share purchase warrants that were exercised prior to February 28, 2010.  The funds received by us related to the exercise of these 259,276 share purchase warrants were recorded as share subscriptions received in advance.

Approval

Our Board of Directors have approved the disclosures in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Dependence on Management

We are dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on our business.  We do not maintain key employee insurance on any of our employees.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Increased Costs and Compliance Risks

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years.  We anticipate that costs may continue to increase with recently adopted corporate governance requirements.  Like many smaller public companies, we face a significant impact from compliance with the requirement for management to evaluate the effectiveness of internal control over financial reporting.  Any failure to effectively implement new or improved internal controls, or to resolve difficulties in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our share price.

IFRS Implementation Plan

We have commenced the development of an IFRS implementation plan to prepare for the transition, and are currently in the process of analyzing the key areas where changes to current accounting policies may be required.  While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

▪

Property and equipment (measurement and valuation);

▪

Stock-based compensation;

▪

Accounting for income taxes; and

▪

First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of our IFRS implementation plan will also be addressed, including: the implication of changes to accounting policies and processes and financial statement note disclosure.  The table below summarizes the expected timing of activities related to our transition to IFRS:

Initial analysis of key areas for which changes to accounting policies may be required	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	Throughout 2010
Assessment of first-time adoption (IFRS 1) requirements and alternatives	Throughout 2010
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	By May 31, 2010
Resolution of the accounting policy change implications on the accounting processes	By May 31, 2010
Quantification of the financial statement impact of changes in accounting policies	Throughout 2010

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.